UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: September, 2022
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 14, 2022, trivago N.V. (the “Company”) received the resignation of Peter Kern as chairman of the Company’s supervisory board (the “Supervisory Board”). On the same date, the Supervisory Board approved such resignation, and elected Eric Hart, who was initially appointed to the Supervisory Board in 2021, to replace Mr. Kern as chairman of the Supervisory Board. Mr. Kern, who was initially appointed as member of the Supervisory Board in 2016, will continue to serve in that capacity.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: September 19, 2022	By:	/s/ Matthias Tillmann
Matthias Tillmann
(Chief Financial Officer)